Exhibit 99.1

PRESS RELEASE

Advanced Accelerator Applications S.A. Announces Pricing of $150 Million Public Offering of American Depositary Shares

New York, NY– October 5, 2016 – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or the “Company”), an international specialist in Molecular Nuclear Medicine (MNM), today announced the pricing of an underwritten public offering of 3,947,369 American Depositary Shares (“ADSs”) representing ordinary shares of the Company at a public offering price of $38.00 per ADS, before underwriting discounts and offering expenses. The gross proceeds from the sale of the ADSs, before underwriting discounts and commissions and offering expenses, are expected to be approximately $150 million. In addition, the underwriters have a 30-day option to purchase up to an additional 592,104 ADSs on the same terms and conditions.

J.P. Morgan Securities LLC, Jefferies LLC and Wells Fargo Securities, LLC are acting as joint book-running managers for the offering. Canaccord Genuity Inc. and JMP Securities LLC are acting as co-managers. The offering is expected to close on or about October 12, 2016, subject to the satisfaction of customary closing conditions.

A registration statement on Form F-1 relating to these securities was declared effective by the Securities and Exchange Commission on October 5, 2016.

The offering is being made solely by means of a prospectus. When available, copies of the final prospectus relating to this offering may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by phone at 1-866-803-9204, or by email at prospectus-eq_fi@jpmchase.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022 or by phone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, or by phone at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Advanced Accelerator Applications

AAA is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine (MNM) products. AAA’s lead therapeutic product candidate, Lutathera®, is a novel MNM compound that AAA is currently developing for the treatment of Neuro Endocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's public offering, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, EMA, U.S. FDA and other regulatory approvals for our product candidates, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

AAA Corporate Communications
Rachel Levine

Director of Communications
rachel.levine@adacap.com

Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

Media inquiries:

Axess Public Relations (Italy)
Dario Francolino
dario.francolino@axesspr.com
Tel: +39 3488818029

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